International Curator Resources Ltd.

1320 - 885 West Georgia Street • Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250

02028154

March 11, 2002

FILE NO: 82-1540

Securities and Exchange Commission
Office of International Corporate Finance
450 - 5th Street N.W.
Washington, DC 20549
U.S.A.

Dear Sirs:

Re: Press Release dated March 11, 2002

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours truly,

International Curator Resources Ltd.

Sophia Shane
Corporate Development

Enc.

INTERNATIONAL CURATOR RESOURCES LTD.

1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250

NEWS RELEASE

March 11, 2002 **Symbol: IC - TSE**

NEW GOLD DISCOVERY AT ASSEAN LAKE

International Curator Resources Ltd. (the "Company") is pleased to announce a new gold discovery at the Company's Assean Lake Project near Thompson, Manitoba. Hole HT-02-60 intersected a 4.0 metre interval grading 10.2 g/t gold. Hole HT-02-60 is located approximately 3.5 kilometres from and on strike with the Hunt gold zone discovered last year.

ASSEAN LAKE DRILL RESULTS						
Drill Hole	**Coordinates**	**Azimuth**	**Dip**	**From/to(m)**	**Width (m)***	**Gold (g/t)**
HT-02-60	5200E 240N	330^0	-45^0	42.0-46.0	4.00	10.20
Incl.				42.0-43.5	1.50	23.94

*The widths listed are drilled widths. The strike and dip of the zone are unknown, true widths cannot be estimated until more drilling has been done.

This new discovery was targeted on one of several IP and MMI anomalies being tested along strike of the Hunt gold zone (8 kilometre strike length).

There are 2 drills on site, one testing the Hunt zone to a depth of 350 metres and the other drilling reconnaissance geophysical and geochemical (IP/MMI) targets, including follow-up drilling on HT-02-60. A total of approximately 5,000 metres is being drilled in the current program. Assay results will be reported as they become available. These results were compiled by R.J. Bailes, P. Geol., Vice President of International Curator, who is an appropriately qualified person as defined by National Instrument 43-101.

Please visit International Curator's web site www.intlcurator.com for complete project details, photos and maps.

International Curator has an option with Rare Earth Metals Corp., a private company, to acquire a 60% interest in the Hunt property.

On behalf of the Board

"Michael D. McInnis"
Chairman


INTERNATIONAL CURATOR RESOURCES LTD.
Hunt & Tex Property - Drill Plan
HUNT CLAIMS
Feb/Mar drill program
0.41 ppb Au in soil
0.27 ppb Au in soil
Gold showing
Zinc deposit
Lindal
LINDAL BAY FAULT
ASSEAN LAKE
ASSEAN LAKE FAULT
HUNT GOLD ZONE
Tex Deposit
TEX CLAIMS
HT-02-60
N
Hwy 391 to Thompson (110 km)
0
1km
MANITOBA
CHURCHILL
LYNN LK.
HUNT PROPERTY
THOMPSON
FLIN FLON
WINNIPEG